UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13D (Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
RULE 13d-2(a)

Under the Securities Exchange Act of 1934
(Amendment No.     )*

Tecnomatix Technologies Ltd.

(Name of Issuer)

Ordinary Shares, par value NIS 0.01 per share

(Title of Class of Securities)

M8743P105

(CUSIP Number)

Yaron Eitan

SCP Private Equity Partners II, L.P.

1200 Liberty Ridge Drive

Suite 300

Wayne, PA 19087

(610) 995-2900

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

With a copy to:

Thomas J. Sharbaugh

Morgan, Lewis & Bockius LLP

1701 Market Street

Philadelphia, PA  19103

September 19, 2003

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. M8743P105

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) USDATA Liquidating Trust (I.R.S. Employer Identification No.: 32-6028795)

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO(1)

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power None

	8.	Shared Voting Power 945,807 shares

	9.	Sole Dispositive Power None

	10.	Shared Dispositive Power 945,807 shares

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 945,807 shares

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 7.89%(2)

14.	Type of Reporting Person (See Instructions) OO(3)

(1)          USDATA Liquidating Trust acquired the shares in connection with the dissolution of USDATA Corporation for the sole purpose of liquidating USDATA Corporation’s assets and satisfying USDATA Corporation’s obligations to its creditors and stockholders.  USDATA Corporation initially acquired the shares in consideration for the sale of substantially all of its assets, pursuant to an Asset Purchase Agreement, dated July 29, 2003 (as amended on September 18, 2003), by and among USDATA Corporation, United States Data Corporation, USDATA International Solutions, Inc., USDATA International, Inc., Tecnomatix Technologies Ltd. and Tecnomatix Technologies, Inc. (the “Asset Purchase Agreement”).

(2)          Based on 11,982,227 Ordinary Shares outstanding as of March 24, 2004, as disclosed by Tecnomatix in its Annual Report on Form 20-F for the year ended December 31, 2003, filed with the Securities and Exchange Commission on March 31, 2004, which amount excludes 1,956,853 Ordinary Shares held by certain wholly-owned subsidiaries of Tecnomatix.

(3)          USDATA Liquidating Trust is a trust organized, upon the dissolution of USDATA Corporation, for the sole purpose of liquidating USDATA Corporation’s assets and satisfying USDATA Corporation’s obligations to its creditors and stockholders.

CUSIP No. M8743P105

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) SCP Private Equity Partners II, L.P. (I.R.S. Employer Identification No.: 23-3037972)

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 139,764 shares

	8.	Shared Voting Power 945,807

	9.	Sole Dispositive Power 139,764 shares

	10.	Shared Dispositive Power 945,807

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,085,571 shares

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 9.06%(4)

14.	Type of Reporting Person (See Instructions) PN

(4)          Based on 11,982,227 Ordinary Shares outstanding as of March 24, 2004, as disclosed by Tecnomatix in its Annual Report on Form 20-F for the year ended December 31, 2003, filed with the Securities and Exchange Commission on March 31, 2004, which amount excludes 1,956,853 Ordinary Shares held by certain wholly-owned subsidiaries of Tecnomatix.

CUSIP No. M8743P105

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) SCP Private Equity II, LLC (I.R.S. Employer Identification No.: 23-3047235)

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 139,764 shares

	8.	Shared Voting Power 945,807

	9.	Sole Dispositive Power 139,764 shares

	10.	Shared Dispositive Power 945,807

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,085,571 shares

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 9.06%(5)

14.	Type of Reporting Person (See Instructions) CO

(5)          Based on 11,982,227 Ordinary Shares outstanding as of March 24, 2004, as disclosed by Tecnomatix in its Annual Report on Form 20-F for the year ended December 31, 2003, filed with the Securities and Exchange Commission on March 31, 2004, which amount excludes 1,956,853 Ordinary Shares held by certain wholly-owned subsidiaries of Tecnomatix.

Item 1. Security and Issuer.

This Schedule 13D relates to the Ordinary Shares, par value NIS 0.01 per share (the “Ordinary Shares”), of Tecnomatix Technologies Ltd. (“Tecnomatix”).  The principal executive offices of Tecnomatix are located at 16 Abba Eban Avenue, Herzliya, 46120 Israel.

Item 2. Identity and Background.

(a)                                  This Schedule 13D is being filed jointly by each of the following persons pursuant to Rule 13d-1(k) promulgated by the Securities and Exchange Commission pursuant to Section 13 of the Securities and Exchange Act of 1934, as amended (the “Act”):

(i) USDATA Liquidating Trust

(ii) SCP Private Equity Partners II, L.P. (“SCP Partnership”)

(ii) SCP Private Equity II, LLC (“SCP Management”)

All of the foregoing persons are referred to together as the “Reporting Persons.”  The Reporting Persons have entered into a Joint Filing Agreement, dated September 15, 2004 (a copy of which is filed as Exhibit A hereto, and which is incorporated herein by reference), pursuant to which the Reporting Persons have agreed to file this statement jointly in accordance with the provisions of Rule 13d-1(k)(1) under the Act. Pursuant to Rule 13d-4 of the Act, the Reporting Persons expressly declare that the filing of this statement shall not be construed as an admission that any such person is, for the purposes of Section 13(d) and/or Section 13(g) of the Act or otherwise, the beneficial owner of any securities covered by this statement held by any other person.

(b)                                 The address of the principal business office of each of the Reporting Persons is as follows:

(i)             USDATA Liquidating Trust, c/o SCP Private Equity Partners II, L.P., 1200 Liberty Ridge Drive, Suite 300, Wayne, PA 19087

(ii)          SCP Private Equity Partners II, L.P., 1200 Liberty Ridge Drive, Suite 300, Wayne, PA 19087

(iii)       SCP Private Equity II, LLC, 1200 Liberty Ridge Drive, Suite 300, Wayne, PA 19087

(c)                                  USDATA Liquidating Trust is a trust that was organized on December 18, 2003, following the dissolution of USDATA Corporation, for the sole purpose of liquidating USDATA Corporation’s assets and satisfying USDATA Corporation’s obligations to its creditors and stockholders.  USDATA Corporation completed the sale of substantially all of its assets to Tecnomatix on September 19, 2003 (the “Closing Date”), as further described herein, and was subsequently dissolved on December 17, 2003.  Prior to the completion of its sale of substantially all of its assets to Tecnomatix on the Closing Date, USDATA Corporation was an independent, global supplier of industrial automation software tools, applications and consulting services designed to provide businesses with the knowledge and control they need to perfect the products they produce and the processes they manage. SCP Partnership is a private equity firm focused on later stage companies in high growth industries, with an emphasis on technology.  SCP Management’s principal business is to serve as the manager of SCP Private Equity II General Partner, L.P. (the “General Partner”), the General Partner of SCP Partnership, with respect to the operation and management of SCP Partnership.  The principal business of the General Partner is to serve as the general partner of SCP Partnership.  Pursuant to a management agreement, SCP Management exercises voting and investment power on behalf of SCP Partnership.

Each of the Reporting Persons and the General Partner are organized under the laws of the State of Delaware.

The members of SCP Management (collectively the “Members” and each a “Member”), and certain information with respect to the Members, are set forth in Appendix I hereto, which is incorporated herein by reference.

(d)                                 During the last five years, neither the Reporting Persons nor the General Partner, nor to the best of each of such person’s knowledge, any Member, has been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors).

(e)                                  During the last five years, neither the Reporting Persons nor the General Partner, nor to the best of each of such person’s knowledge, any Member, has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction that resulted in such person’s being subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3. Source and Amount of Funds or Other Consideration.

On the Closing Date, USDATA Corporation completed the sale of substantially all of its assets to Tecnomatix, pursuant to the terms and conditions of an Asset Purchase Agreement, dated July 29, 2003 (as amended on September 18, 2003), by and among USDATA Corporation, United States Data Corporation, USDATA International Solutions, Inc., USDATA International, Inc., Tecnomatix and Tecnomatix Technologies, Inc. (in the form attached hereto as Exhibit B, and the terms of which are incorporated herein by reference) (the “Asset Purchase Agreement”).  Pursuant to the Asset Purchase Agreement, Tecnomatix issued 945,807 Ordinary Shares to USDATA Corporation in consideration for the sale of its assets (127,748 of these shares are being held in escrow for up to 18 months after the Closing Date).  In addition, as part of the asset purchase transaction, SCP Partnership, the largest stockholder of USDATA Corporation, purchased from Tecnomatix 139,764 Ordinary Shares for an aggregate purchase price of $2,000,000, pursuant to a Share Purchase Agreement, dated July 29, 2003 (as amended on September 18, 2003), by and between Tecnomatix and SCP Partnership (in the form attached hereto as Exhibit C, and the terms of which are incorporated herein by reference) (the “Share Purchase Agreement”).  The source of funds for SCP Partnership’s purchase of Ordinary Shares was its working capital.  No part of the purchase price paid by SCP Partnership was represented by funds or other consideration borrowed or otherwise obtained for the purpose of acquiring, holding, trading or voting any of the shares acquired in the foregoing purchases.  USDATA Liquidating Trust acquired the Ordinary Shares held by USDATA Corporation on December 18, 2003, following the dissolution of USDATA Corporation on December 17, 2003.

Item 4. Purpose of the Transaction.

USDATA Corporation acquired the Ordinary Shares from Tecnomatix in the transactions described in Item 3 above in consideration for the sale of substantially all of its assets, pursuant to the terms and conditions set forth in the Asset Purchase Agreement.  The acquisition of Ordinary Shares by USDATA Corporation was for investment purposes.  USDATA Liquidating Trust acquired the Ordinary Shares from USDATA Corporation, following the dissolution of USDATA

Corporation, for the sole purpose of liquidating USDATA Corporation’s assets and satisfying USDATA Corporation’s obligations to its creditors and stockholders.

SCP Partnership acquired the Ordinary Shares from Tecnomatix in the transactions described in Item 3 above for investment purposes.  Subject to the terms of the Share Purchase Agreement, depending on market conditions, its continuing evaluation of the business and prospects of Tecnomatix and other factors, SCP Partnership may dispose of or acquire additional Ordinary Shares (subject to the contractual obligations of SCP Partnership described in Item 6 below). As a condition precedent to Tecnomatix entering into the Asset Purchase Agreement, SCP Partnership entered into the Share Purchase Agreement.  Under the terms of the Share Purchase Agreement, SCP Partnership has the right to appoint one director to serve on the board of directors of Tecnomatix for as long as SCP Partnership beneficially owns Voting Shares (as defined in the Share Purchase Agreement) constituting at least 5% of the Total Current Voting Power (as defined in the Share Purchase Agreement).

Except as set forth above, none of the Reporting Persons, the General Partner, and, to the best of the knowledge of such persons, the Members, have any present plans that relate to or would result in:

(a)               The acquisition by any person of additional securities of Tecnomatix, or the disposition of securities of Tecnomatix;

(b)              An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving Tecnomatix or any of its subsidiaries;

(c)               A sale or transfer of a material amount of assets of Tecnomatix or any of its subsidiaries;

(d)              Any change in the present board of directors or management of Tecnomatix, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

(e)               Any material change in the present capitalization or dividend policy of Tecnomatix;

(f)                 Any other material change in Tecnomatix’s business or corporate structure;

(g)              Changes in Tecnomatix’s charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of Tecnomatix by any person;

(h)              Causing a class of securities of Tecnomatix to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

(i)                  A class of equity securities of Tecnomatix becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934; or

(j)                  Any action similar to any of those enumerated above.

Item 5. Interest in Securities of the Issuer.

(a)                                  USDATA Liquidating Trust is the beneficial owner of 945,807 Ordinary Shares (USDATA Liquidating Trust is the record holder of 818,059 of these shares; 127,748 of these shares are held by an escrow agent pursuant to an escrow agreement executed in connection with the Asset Purchase Agreement).  Given that the trustee of USDATA Liquidating Trust is also a partner of SCP Partnership, SCP Partnership may be deemed to have the direct or indirect voting and dispositive power of the Ordinary Shares owned by USDATA Liquidating Trust.  The shares beneficially owned by USDATA Liquidating Trust represent 7.89% of the total outstanding Ordinary Shares, based on 11,982,227 Ordinary Shares outstanding as of March 24, 2004, as disclosed by Tecnomatix in its Annual Report on Form 20-F for the year ended December 31, 2003, filed with the Securities and Exchange Commission on March 31, 2004.

SCP Partnership is the record owner of 139,764 Ordinary Shares.  Together with the 945,807 shares issued to USDATA Corporation (subsequently transferred to and now owned by USDATA Liquidating Trust), these shares represent 9.06% of the total outstanding Ordinary Shares, based on  11,982,227 Ordinary Shares outstanding as of March 24, 2004, as disclosed by Tecnomatix in its Annual Report on Form 20-F for the year ended December 31, 2003, filed with the Securities and Exchange Commission on March 31, 2004.

SCP Management is deemed to be a beneficial owner of the shares deemed to be owned by SCP Partnership because of an agreement with SCP Partnership granting SCP Management the power to make voting and investment decisions regarding the securities held by SCP Partnership

USDATA Liquidating Trust, on the one hand, and SCP Partnership and SCP Management, on the other hand, hereby disclaims beneficial ownership of any Ordinary Shares (including such Ordinary Shares covered by this Schedule 13D) owned by the other, and nothing contained in this Schedule 13D shall be construed as an admission that either USDATA Corporation, on the one hand, or SCP Partnership and SCP Management, on the other hand, is, for the purposes of Section 13(d) or 13(g) of the Exchange Act or otherwise, the beneficial owner of any securities held by the other and covered by this Schedule 13D.

(b)                                 As a result of the trustee of USDATA Liquidating Trust being a partner of SCP Partnership, and the management rights that SCP Management exercises over SCP Partnership, each of USDATA Liquidating Trust, SCP Partnership and SCP Management may be deemed to share voting power and power to dispose, or direct the disposition of, the 945,807 Ordinary Shares acquired by USDATA Corporation pursuant to the Asset Purchase Agreement.  SCP Partnership and SCP Management share the power to vote and to dispose or direct the disposition of the 139,764 Ordinary Shares acquired by SCP Partnership pursuant to the Share Purchase Agreement.

(c)                                  None of the Reporting Persons, the General Partner and, to the best of the knowledge of such persons, the Members, has effected any transactions in the Ordinary Shares during the past 60 days, other than the acquisition of the Ordinary Shares described in this Schedule 13D.

(d)                                 Other than the rights of stockholders of the Reporting Persons to receive the Ordinary Shares or the proceeds from the sale thereof upon any dissolution of the corporation, none of the Reporting Persons knows of any other person who has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the securities reported in this Schedule 13D.

(e)                                  Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

The following summaries do not purport to be complete and are subject to and qualified in their entirety by reference to the Standstill Agreement (as defined below) and the Share Purchase Agreement, copies of each of which are attached as exhibits hereto and are incorporated here in by reference.

In connection with the Asset Purchase Agreement, USDATA Corporation entered into a Standstill Agreement dated July 29, 2003 (as subsequently amended on September 19, 2003) with Tecnomatix in the form attached hereto as Exhibit D (the “Standstill Agreement”), under which it agreed that for the period beginning on the Closing Date, and ending on the seventh anniversary thereof (the “Standstill Period”), USDATA Corporation would not: (i) make, or offer to make, certain additional acquisitions of Tecnomatix securities; (ii) solicit or participate in the solicitation of proxies with respect to any Voting Shares, or seek to influence any person with respect to the voting of such Voting Shares; (iii) enter into any voting agreements with respect to any securities of Tecnomatix; (iv) seek control of the board of directors or management of Tecnomatix; or (v) exercise any voting rights with respect to Tecnomatix shares against the taking of the foregoing actions.  USDATA Corporation also agreed, under the terms of the Standstill Agreement, that: (i) during the Standstill Period, it would not transfer any Voting Shares, or securities convertible into Voting Shares, to certain holders of 5% or greater of the then Total Current Voting Power; (ii) during the period beginning on the Closing Date and ending on the first anniversary thereof, it would not directly or indirectly transfer any Voting Shares or securities convertible into Voting Shares, with the exception of certain limited transactions as described in the Standstill Agreement; (iii) in any 90-day period during the period beginning on the first anniversary of the Closing Date and ending on the fifth anniversary thereof, it would not make certain transfers of Ordinary Shares in excess of 2% of the Total Current Voting Power; and (iv) it would agree, upon the request of Tecnomatix and its underwriters, to enter into a market stand-off agreement restricting the transfer of any Tecnomatix securities for a period of 90 days after the effective date of a registration statement relating to an underwritten public offering of Tecnomatix securities.  In addition, USDATA Corporation agreed to certain voting obligations regarding Tecnomatix shares, including its agreement to vote all shares of Tecnomatix in the same manner as recommended by the Tecnomatix board of directors.

As a condition precedent to Tecnomatix entering into the Asset Purchase Agreement, SCP Partnership entered into the Share Purchase Agreement.  Under the terms of the Share Purchase Agreement, SCP Partnership agreed that, during the Standstill Period, it would not:  (i) make, or offer to make, certain additional acquisitions of Tecnomatix securities; (ii) solicit or participate in the solicitation of proxies with respect to any Voting Shares (as defined in the Share Purchase Agreement), or seek to influence any person with respect to the voting of such Voting Shares; (iii) enter into any voting agreements with respect to any securities of Tecnomatix; (iv) seek control of the board of directors or management of Tecnomatix; or (v) exercise any voting rights with respect to Tecnomatix shares against the taking of the foregoing actions.  SCP Partnership also agreed, under the terms of the Share Purchase Agreement, that:  (i) during the Standstill Period, it would not transfer any Voting Shares, or securities convertible into Voting Shares, to certain holders of 5% or greater of the then Total Current Voting Power (as defined in the Share Purchase Agreement); (ii) during the period beginning on the Closing Date and ending on the first anniversary thereof, it would not directly or indirectly transfer any Voting Shares or securities convertible into Voting Shares, with the exception of certain limited transactions as described in the Share Purchase Agreement; (iii) in any 90-day period during the period beginning on the first anniversary of the Closing Date and ending on the fifth anniversary thereof, it would not make certain transfers of Ordinary Shares in excess of 2% of the Total Current Voting Power (as defined in the Share Purchase Agreement); and (iv) it would agree, upon the request of

Tecnomatix and its underwriters, to enter into a market stand-off agreement restricting the transfer of any Tecnomatix securities for a period of 90 days after the effective date of a registration statement relating to an underwritten public offering of Tecnomatix securities.  In addition, SCP Partnership agreed to certain voting obligations regarding Tecnomatix shares, including its agreement to vote all shares of Tecnomatix in the same manner as recommended by the Tecnomatix board of directors, and SCP Partnership having the right to appoint one director to serve on the Tecnomatix board of directors for as long as SCP Partnership beneficially owns Voting Shares constituting at least 5% of the Total Current Voting Power.

Except as otherwise described in this Schedule 13D, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the Reporting Persons, the directors, executive officers or controlling persons of USDATA Liquidating Trust, the General Partner or any of the Members, or between the Reporting Persons, trustees of USDATA Liquidating Trust, or the General Partner or any of the Members and any other person with respect to any securities of Tecnomatix, including but not limited to transfer or voting of any securities of Tecnomatix, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

Item 7. Material to be Filed as Exhibits.

The following documents are filed as exhibits to this Schedule 13D:

Exhibit 99.1 — Joint Filing Agreement dated September 15, 2004, between USDATA Liquidating Trust, SCP Partnership, and SCP Management.

Exhibit 99.2 — Asset Purchase Agreement dated as of July 29, 2003 (as amended through September 19, 2003), by and between USDATA Corporation, Tecnomatix Technologies Ltd. and certain other parties specified therein.

Exhibit 99.3 — Share Purchase Agreement dated as of July 29, 2003 (as amended on September 18, 2003), by and between SCP Partnership and Tecnomatix Technologies Ltd.

Exhibit 99.4 — Standstill Agreement dated as of July 29, 2003, by and between Tecnomatix Technologies Ltd. and USDATA Corporation; and First Amendment to Standstill Agreement, dated September 19, 2003, by and between Tecnomatix Technologies Ltd. and USDATA Corporation.

SIGNATURES

After reasonable inquiry, each of the undersigned, to the best of its knowledge and belief, hereby certifies that the information in this statement is true, complete and correct.

Date: September 15, 2004	USDATA Liquidating Trust

	By:	YARON EITAN
Name: Yaron Eitan
Title: Trustee

SCP Private Equity Partners II, L.P.

By: SCP Private Equity II General Partner, L.P., its General Partner

By: SCP Private Equity II, LLC

	By:	THOMAS G. REBAR
Name: Thomas G. Rebar
Title:

SCP Private Equity II, LLC

	By:	THOMAS G. REBAR
Name: Thomas G. Rebar
Title:

APPENDIX I

SCP Private Equity II, LLC Members

The following are the members of SCP Private Equity II, LLC:

Safeguard Fund Management, Inc. (“SFMI”)

103 Springer Building

3411 Silverside Road

P.O. Box 7048

Wilmington, DE  19803

Winston J. Churchill

197 Mine Road

Malvern, PA  19355

James W. Brown

1602 Sorrel Road

Malvern, PA  19355

Thomas G. Rebar

547 Carriage House Lane

Harleysville, PA  19438

Wayne B. Weisman

2 Saw Grass Lane

Malvern, PA  19355

SFMI, a holding corporation organized under the laws of Delaware, is a wholly-owned subsidiary of Safeguard Delaware, Inc.  SFMI  is the sole general partner of Safeguard Fund Management, L.P. (“Safeguard Management”).  Safeguard Management is the sole general partner of SCP Management II, L.P. (“SCPLP”).  SCPLP is one of two general partners of SCP Private Equity II General Partner, L.P. (“SCPE”). The other general partner of SCPE is SCP Private Equity II Investment Partnership, L.P.  SCPE is the general partner of SCP Partnership.  Messrs. Churchill, Brown, Rebar and Weisman are also principals of the following entities, all of which have the principal address of 1200 Liberty Ridge Drive, Suite 300, Wayne, PA  19087:

SCP Private Equity II, LLC

SCP Private Equity Management, L.P.

(general partner of SCP Private Equity Partners, L.P.)

SCP Private Equity Partners II, L.P.

SCP Private Equity Management Company, LLC

(management company for SCP Private Equity Partners II, L.P.)

SCP Private Equity II General Partner, L.P.

SCP Management II, L.P.

SCP Private Equity II Investment Partnership, L.P.